UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
For the Month of February, 2010
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Exact name of registrant as specified in its charter)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     [X] Form 20-F          [  ] Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     [  ] Yes          [X] No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

CHINA ENTERPRISES LIMITED

ANNUAL GENERAL MEETING 2009 CIRCULAR

PROXY CARD

SIGNATURE

CHINA ENTERPRISES LIMITED
(Exact Name of Registrant as Specified in its Charter)
Bermuda
(Jurisdiction of Incorporation or Organization)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of Principal Executive Offices)
ANNUAL GENERAL MEETING
2009
Enclosed herewith a notice convening an annual general meeting of China Enterprises Limited (“the Company”) to be held at 10:00 a.m. on March 31, 2010 (Hong Kong time) at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong is set out on page 4 of this circular.
Whether or not you intend to attend the annual general meeting, you are requested to complete the enclosed proxy card in accordance with the instructions printed thereon to the Company. The proxy card must be received on or prior to March 28, 2010 (Hong Kong time) for action to be taken. Completion and return of the proxy card will not preclude you from attending and voting in person at the meeting should you so wish.

CONTENTS

PAGE(S)

PART I:	CORPORATE INFORMATION	1-2

PART II:	NOTICE OF 2009 ANNUAL GENERAL MEETING	3-4

PART III:	PROXY STATEMENT	5-8

PART IV:	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	9-10

PART V:	CONSOLIDATED FINANCIAL STATEMENTS
	FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008	11-43

— i —

PART I
CORPORATE INFORMATION

CORPORATE INFORMATION

ANNUAL GENERAL MEETING

Date and time:	March 31, 2010
at 10:00 a.m.
(Hong Kong time)
Venue:	B27, Basement,
Bank of America Tower,
12 Harcourt Road,
Central,
Hong Kong
TRADING VENUE
OTC Securities Markets
Trading Symbol: CSHEF. PK
PRINCIPAL PLACE OF BUSINESS
Unit 3101, 31st Floor,
Bank of America Tower,
12 Harcourt Road,
Central,
Hong Kong
Telephone: (852) 3151-0300
Fax: (852) 2372-0620
REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM11
Bermuda
OFFICIAL WEBSITE
http://www.chinaenterpriseslimited.com
COUNSEL
Conyers Dill & Pearman
2901 One Exchange Square
8 Connaught Place
Central
Hong Kong
Telephone: (852) 2524-7106
Fax: (852) 2845-9268
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte Touche Tohmatsu
35/F, One Pacific Place
88 Queensway
Hong Kong
Telephone: (852) 2852-1600
Fax: (852) 2541-1911
REGISTRAR, TRANSFER AGENT
Bermuda:
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM08, Bermuda
United States:
BNY Mellon
Website: www.bnymellon.com/shareowner/isd
For Shareholder Inquiries:
China Enterprises Limited
c/o BNY Mellon
P.O. Box 358015
Pittsburgh, PA 15252-8015
TDD for Hearing Impaired: 800-231-5469
Foreign Shareowners: 201-680-6578
TDD Foreign Shareowners: 201-680-6610
For Certificate Transfers and Address Changes:
BNY Mellon
480 Washington Boulevard
Jersey City,
New Jersey 07310-1900
PUBLIC RELATIONS
The Altman Group, Inc.
60 East 42nd Street
Suite 916
New York, NY 10165
Telephone: (212) 400-2604
Fax: (646) 478-9415
FORM 20-F
Form 20-F for China Enterprises Limited is available on the U.S. Securities and Exchange Commission’s website at www. sec.gov after its filing with the U.S. Securities Exchange Commission.

PART II
NOTICE OF 2009 ANNUAL GENERAL MEETING

NOTICE OF 2009 ANNUAL GENERAL MEETING

CHINA ENTERPRISES LIMITED
(incorporated in Bermuda with limited liability)
Principal Place of Business:
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Registered Office:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda
To the Shareholders of
China Enterprises Limited:
     The Annual General Meeting of China Enterprises Limited (“the Company”) is called and will be held at 10:00 a.m. on March 31, 2010 at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong, for the purpose of:
(1)	Re-electing six directors for a term expiring at the 2010 Annual General Meeting and to authorize the Board of Directors to determine the directors’ remuneration;

(2)	Considering and approving the report of the independent registered public accounting firm and audited financial statements for the year ended December 31, 2008; and

(3)	Appointing independent registered public accounting firm for a term expiring at the 2010 Annual General Meeting and to authorize the Board of Directors to determine its remuneration.
     Only shareholders of record at the close of business on Thursday, February 11, 2010 are entitled to attend and to vote at the Annual General Meeting.
     It is requested that you sign, date and mail the enclosed proxy card whether or not you plan to attend the Annual General Meeting. Prompt return of your voted proxy card will reduce the cost of further mailings and other follow-up work. You may revoke your voted proxy at any time prior to the meeting or vote in person if you attend the meeting.
     We thank you for your assistance and appreciate your cooperation.

By Order of the Board of Directors Yap, Allan Chairman
February 22, 2010

PART III
PROXY STATEMENT

PROXY STATEMENT

CHINA ENTERPRISES LIMITED
(incorporated in Bermuda with limited liability)
     The accompanying proxy is solicited by the Board of Directors and is revocable at any time before it is exercised. The cost of solicitation will be borne by the Company. The report of the independent registered public accounting firm and the consolidated financial statements for the year ended December 31, 2008 are enclosed with this Proxy Statement.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The shareholders of the Company will be asked to re-elect six persons to the Board of Directors to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified and to authorize the Board of Directors to determine the directors’ remuneration. All nominees are currently directors of the Company. The persons named in the accompanying proxy will vote all properly executed proxies for the election of the persons named in the following table unless authority to vote for one or more of the nominees is withheld.

Name	Age	Position	Employed Since

Yap, Allan	54	Chairman of the Board of the Company	2001
Chan Ling, Eva	44	Deputy Chairman of the Board of the Company	2004
Lien Kait Long	61	Director	1999
Dorothy Law	40	Director	2000
Richard Whittall	51	Independent Director	2000
David E. Bussmann	56	Independent Director	2000
Compensation of Directors and Officers
     For the year ended December 31, 2008, the aggregate amount of remuneration paid by the Company to all directors and executive officers, for services in all capacities, was US$120,000 (2007: US$120,000). No bonus has been paid for the year ended December 31, 2008.
Required Vote
     The affirmative vote of the holders of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required for the election of the nominees to the Board of Directors of the Company, and to authorize the Board of Directors to determine the directors’ remuneration.
     The Company’s Board of Directors recommends that the shareholders vote FOR this proposal including the election of six nominees listed above and authorising the Board of Directors to determine the directors’ remuneration.

PROXY STATEMENT

PROPOSAL NO. 2
APPROVAL OF THE REPORT OF THE INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM AND 2008 FINANCIAL STATEMENTS
     In accordance with applicable law, the Company’s shareholders have the authority to approve the report of the independent registered public accounting firm and the audited financial statements of the Company for the most recent fiscal year. The Board of Directors approved the report of the independent registered public accounting firm and the audited financial statements of the Company for the year ended December 31, 2008 and recommended that shareholders approve the report of the independent registered public accounting firm and the audited financial statements. Accordingly, the shareholders will be asked to approve the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2008 at the Annual General Meeting.
Required Vote
     The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the report of the independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2008.
     The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.
PROPOSAL NO.3
RE-APPOINTMENT OF DELOITTE TOUCHE TOHMATSU
AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     In accordance with applicable law, the Company’s shareholders have the right to appoint independent registered public accounting firm of the Company and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration. On January 27, 2010 the Board of Directors recommended that Deloitte Touche Tohmatsu be re-appointed as independent registered public accounting firm of the Company for a term expiring at the 2010 Annual General Meeting and the Board of Directors be authorized to fix the independent registered public accounting firm’s remuneration. The aggregate fees billed by Deloitte Touche Tohmatsu for the fiscal year ended December 31, 2008 were totally US$298,000. Accordingly, the shareholders will be asked to approve such appointment at the Annual General Meeting and to authorize the Board of Directors to fix the independent registered public accounting firm’s remuneration.
Required Vote
     The affirmative vote of a majority of the votes cast, either in person or by proxy, at the Annual General Meeting is required to approve the appointment of Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm and to authorize the Board of Directors to fix its remuneration.
     The Company’s Board of Directors recommends that the shareholders vote FOR this proposal.

PROXY STATEMENT

OTHER MATTERS
     The Board of Directors is not aware of any other matters that will be presented for consideration at the Annual General Meeting other than those matters referred to in this Proxy Statement.
     Shareholder proposals relating to the Company’s annual general meeting for the fiscal year ended December 31, 2009 must be received by BNY Mellon at its office, P.O. Box 358015, Pittsburgh, PA 15252-8015, before August 31, 2010. The fact that a shareholder proposal is received in a timely manner does not ensure its inclusion in the proxy material since there are other requirements in the Companies Act 1981 of Bermuda (as amended) relating to such inclusion.
     IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY, AND THEREFORE, SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED. DUE TO THE SIGNIFICANT TIME DIFFERENCE BETWEEN NORTH AMERICA AND HONG KONG, PROXIES MUST BE RECEIVED ON OR PRIOR TO MARCH 28, 2010 (HONG KONG TIME) FOR ACTION TO BE TAKEN.

By Order of the Board of Directors Yap, Allan Chairman
February 22, 2010

PART IV
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of China Enterprises Limited
We have audited the accompanying consolidated balance sheets of China Enterprises Limited (the “Company”) and subsidiaries (collectively referred as the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive losses, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2(i). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Deloitte Touche Tohmatsu
Hong Kong
January 27, 2010

PART V
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except number of shares and per share data)

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$

General and administrative expenses	(16,754)	(6,208)	(5,770)	(846)
Gain on disposal of subsidiaries (note 4)	—	19,325	—	—

Non-operating income (expenses):
Interest income	12,286	9,536	4,865	713
Interest expense	—	(104)	(3,834)	(562)
Other income	551	—	—	—
Investment income	—	—	1,228	180
Compensation income (note 8)	—	—	17,000	2,492

Net realised loss recognized on trading securities	—	(90,891)	(2,568)	(376)

Unrealized loss on trading securities still held at the balance sheet date	—	(12,158)	(56,673)	(8,307)
Change in fair value of conversion option (note 7)	(19,459)	19,248	(4,244)	(622)
Loss on disposal of interest in an equity method affiliate	—	(68,991)	—	—

Impairment loss recognized on available-for-sale securities	—	—	(69,524)	(10,190)
Exchange gain	—	—	3,105	455

Loss before income tax and equity in earnings at equity method affiliates	(23,376)	(130,243)	(116,415)	(17,063)
Income tax expense (note 10)	(1,164)	(19,324)	9,529	1,397
Equity in earnings of equity method affiliates	3,314	121,389	35,445	5,195

Net loss	(21,226)	(28,178)	(71,441)	(10,471)

Basic loss per common share	(2.35)	(3.12)	(7.92)	(1.16)

Number of common shares used in the calculation of basic loss per common share	9,017,310	9,017,310	9,017,310	9,017,310

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2007	2008	2008
	Rmb	Rmb	US$

ASSETS

Current assets:
Cash and cash equivalents	521	120	17
Notes receivable (note 5)	20,153	20,523	3,008
Prepaid expenses and other current assets	3,834	169	25
Due from related parties (note 15)	67,436	54,039	7,921
Trading securities	12,393	51,078	7,487

Total current assets	104,337	125,929	18,458

Investments in and advances to equity method affiliates (less allowance of Rmb7,601 in 2007 and 2008) (note 6)	357,905	393,350	57,655
Convertible note receivable (note 7)	54,828	49,668	7,280
Deposit paid for acquisition of available-for-sale investment (note 9)	—	75,000	10,993
Deposit paid for acquisition of properties (note 8)	58,000	—	—
Available-for-sale securities	—	33,992	4,982
Other assets	6	6	1

Total assets	575,076	677,945	99,369

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Due to related parties (note 15)	4,006	124,895	18,307
Amounts due to securities brokers	—	41,239	6,045
Other payable	90	16,763	2,457
Accrued liabilities	5,331	5,663	830
Other taxes payable	2,753	2,753	403
Income taxes payable (note 10)	5,247	24,282	3,559

Total current liabilities	17,427	215,595	31,601

Deferred tax liability (note 10)	19,324	3,545	519

Total liabilities	36,751	219,140	32,120

CONSOLIDATED BALANCE SHEETS — CONTINUED

(Amounts in thousands, except number of shares and their par values)

	As of December 31,
	2007	2008	2008
	Rmb	Rmb	US$

Commitments and contingencies (note 13)

Shareholders’ equity:
Common stock — par value US$0.01 per share (50,000,000 shares authorized; 9,017,310 shares issued and outstanding at December 31, 2007 and December 31, 2008) (note 11)	770	770	113
Additional paid-in capital	1,000,958	1,000,958	146,714
Accumulated other comprehensive losses	(7,288)	(15,367)	(2,252)
Accumulated deficit	(456,115)	(527,556)	(77,326)

Total shareholders’ equity	538,325	458,805	67,249

Total liabilities and shareholders’ equity	575,076	677,945	99,369

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE LOSSES

(Amounts in thousands, except number of shares)

						Accumulated
						other
						compre-
	Supervoting		Supervoting		Additional	hensive			Compre-
	common	Common	common	Common	paid-in	(losses)	Accumulated		hensive
	stock	stock	stock	stock	capital	income	deficit	Total	losses
			Rmb	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb

Balance at January 1, 2006	3,000,000	6,017,310	244	526	1,065,319	3,220	(406,711)	662,598

Net loss	—	—	—	—	—	—	(21,226)	(21,226)	(21,226)
Transfer from supervoting common stock to common stock	(3,000,000)	3,000,000	(244)	244	—	—	—	—	—
Recognition of equity-settled share based payments of an equity method affiliate	—	—	—	—	2,455	—	—	2,455	—
Dilution of interest in an equity method affiliate	—	—	—	—	(41,537)	—	—	(41,537)	—
Foreign currency translation adjustment	—	—	—	—	—	(2,993)	—	(2,993)	(2,993)

Balance at December 31, 2006	—	9,017,310	—	770	1,026,237	227	(427,937)	599,297	(24,219)

Net loss	—	—	—	—	—	—	(28,178)	(28,178)	(28,178)
Recognition of equity-settled share based payments of an equity method affiliate	—	—	—	—	558	—	—	558	—
Dilution of interest in an equity method affiliate	—	—	—	—	(25,837)	—	—	(25,837)	—
Release upon disposal of interest in an equity method affiliate	—	—	—	—	—	(2,924)	—	(2,924)	(2,924)
Foreign currency translation adjustment	—	—	—	—	—	(4,591)	—	(4,591)	(4,591)

Balance at December 31, 2007	—	9,017,310	—	770	1,000,958	(7,288)	(456,115)	538,325	(35,693)

Net loss	—	—	—	—	—	—	(71,441)	(71,441)	(71,441)
Foreign currency translation adjustment	—	—	—	—	—	(8,079)	—	(8,079)	(8,079)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(69,524)	—	(69,524)	(69,524)
Impairment loss on available-for-sale securities	—	—	—	—	—	69,524	—	69,524	69,524

Balance at December 31, 2008	—	9,017,310	—	770	1,000,958	(15,367)	(527,556)	458,805	(79,520)

Balance at December 31, 2008 (in US$)			—	113	146,714	(2,252)	(77,326)	67,249	(11,656)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$

Cash flows from operating activities:
Net loss	(21,226)	(28,178)	(71,441)	(10,471)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of conversion option	19,459	(19,248)	4,244	622
Impairment loss on available-for-sale securities	—	—	69,524	10,190
Equity in earnings of equity method affiliates	(3,314)	(121,389)	(35,445)	(5,195)
Dividend received from associate	1,868	1,766	—	—
Compensation income from disclaiming rights in deposit paid for acquisition of properties	—	—	(17,000)	(2,492)
Loss on disposal of interest in an equity method affiliate	—	68,991	—	—
Gain on disposal of subsidiaries	—	(19,325)	—	—
Depreciation and amortization	62	57	—	—
Amortization of discount on subscription of convertible note receivable	(8,894)	(9,358)	(3,180)	(466)
Interest income from convertible note	—	5,908	1,124	165
Interest income from notes receivable and related party receivable	—	—	(1,684)	(247)
Write-off of other current assets	—	—	467	68
Deferred tax	—	19,324	(15,779)	(2,313)
Changes in operating assets and liabilities
Other receivables	3,832	—	—	—
Prepaid expenses and other current assets	49	(3,072)	47	7
Accounts and other payables	(3,041)	—	—	—
Accrued liabilities	1,886	2,010	2,086	306
Income taxes payable	1,164	—	—	—

Net cash used in operating activities	(8,155)	(102,514)	(67,037)	(9,826)

Cash flows from investing activities:
Decrease in notes receivable	4,164	—	—	—
Purchase of available-for-sale securities	—	—	(53,232)	(7,802)
Investments in and advances to equity method affiliates, net	(2,227)	(10,137)	—	—
Proceeds from disposals of interest in an equity method affiliate	—	137,603	—	—
Disposal of subsidiaries	—	(12,431)	—	—
Decrease (increase) in due from related parties	491	(135,021)	20,456	2,998
Decrease in trading securities	—	229,144	28,349	4,155

Net cash provided by (used in) investing activities	2,428	209,158	(4,427)	(649)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$

Cash flows provided by (used in) financing activities:
Change in due to related parties	(1,821)	(112,778)	71,061	10,416

Effect of exchange rate change	—	(465)	2	—

Net decrease in cash and cash equivalents	(7,548)	(6,599)	(401)	(59)
Cash and cash equivalents, beginning of year	14,668	7,120	521	76

Cash and cash equivalents, end of year	7,120	521	120	17

Supplemental schedule of cash flow information:
Interest paid	—	(104)	(3,834)	(562)

Non-cash investing and financing activities:
Conversion of convertible note receivable, and the related transfer from derivative instruments, to equity interest in an affiliate (see note 7)	—	157,974	—	—
Conversion of convertible note receivable, and the related transfer from derivative instruments, to trading securities (see note 7)	—	82,417	—	—
Transfer of retained interest in an equity method affiliate to trading securities upon its disposal	—	159,155	—	—
Assignment of receivable through current accounts of related parties and note receivable	—	20,153	15,846	2,323
Subscription of convertible note receivable issued by an equity method affiliate partially offset against an advance receivable from the affiliate	104,071	—	—	—
Liability to parent company for payment of subscription of convertible note receivable issued by an equity method affiliate	205,049	—	—	—
Compensation income received and deposit paid on behalf by a former subsidiary	—	—	75,000	10,993
Payables for acquisition of a subsidiary	—	—	34,417	5,045

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
          China Enterprises Limited (the “Company”) was incorporated in Bermuda on January 28, 1993. Its common stocks trade on the OTC (Over-the-Counter) Securities Market in the United States of America (the “US”).
          China Strategic Holdings Limited (“CSH”), a public company listed on The Stock Exchange of Hong Kong Limited (the “HKSE”), was the Company’s ultimate parent company before its completion of a group reorganization in May 2006 following which the Company became a wholly-owned subsidiary of Group Dragon Investments Limited (“GDI”), a then equity method affiliate of Hanny Holdings Limited (“HHL”), a public company listed on HKSE. In June 2006, HHL acquired a controlling interest in GDI and became the parent company. On December 8, 2006, HHL became a subsidiary of ITC Corporation Limited (“ITC”), a public company listed on HKSE and as a result ITC became the ultimate parent company. On May 18, 2007, HHL ceased to be a subsidiary of ITC and HHL became the ultimate parent company till April 7, 2008 when HHL reduced its equity interest in the Company.
          The accompanying financial statements include the financial statements of the Company and its wholly owned subsidiaries which mainly consist of Million Good Limited (“Million Good”, incorporated in the British Virgin Islands, “BVI”), Wealth Faith Limited (“Wealth Faith”, incorporated in the BVI), Cosmos Regent Limited (“Cosmos Regent”, incorporated in the BVI), Cyber Generation Limited (“Cyber Generation”, incorporated in the BVI) and Whole Good Limited (“Whole Good”, incorporated in the BVI). The Company and all of its subsidiaries are collectively referred to as the “Group”.
          As of December 31, 2007 and 2008, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation
          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(b)	Basis of Consolidation
          The Company consolidates all entities in which it is the primary beneficiary of variable interests in variable interest entities and entities in which it has a controlling financial interest. The Company does not have variable interest in any variable interest entity during the periods presented.
          The consolidated financial statements include the assets, liabilities, revenue and expenses of the Company and its consolidated subsidiaries.
          All intercompany balances and transactions have been eliminated on consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(c)	Reclassifications
           We have reclassified Rmb229,144 (US$33,587) of cash provided by operating activities to cash provided by investing activities related to trading securities for fiscal 2007 in our Consolidated Statements of Cash Flows. This reclassification had no effect on the net decrease in cash and equivalents or on net earnings, as previously reported.
(d)	Equity Method Investments in Affiliates
          Investments in 50% or less owned companies over which the Company exercises significant influence but not control, are accounted for using the equity method. Under the equity method, the Company’s proportionate share of the affiliate’s net income or loss is included in the consolidated statement of operations.
          The Company records the gains or losses arising from issuance by an equity method affiliate of its own stock in additional paid-in capital account within shareholders’ equity in the consolidated financial statements.
(e)	Cash and Cash Equivalents
          The Company considers cash on hand, demand deposits with banks with original maturities of three months or less when purchased to be cash and cash equivalents.
(f)	Trading Securities
          Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in trading securities is based on the quoted market price on the last business day of the fiscal year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(g)	Available-for-sale Securities
          Available-for-sale securities consist of quoted equity securities that are not designated as trading securities. It is held at fair value with unrealized gains and losses reported in accumulated other comprehensive loss. Any unrealized losses that are deemed other-than-temporary are included in current period earnings and removed from accumulated other comprehensive loss.
          Realized gains and losses on investment securities are included in current period earnings. For purposes of computing realized gains and losses, the cost basis of each investment sold is generally based on the average cost method.
          The Company regularly evaluates each available-for-sale securities whether the decline in fair value is other-than-temporary and objective evidence of impairment could include:
•	The severity and duration of the fair value decline;
•	Deterioration in the financial condition of the issuer; and
•	Evaluation of the factors that could cause individual securities to have an other-than-temporary impairment.
          During the year ended December 31, 2008, Rmb69,524 (US$10,190) of losses previously classified in other comprehensive losses were reclassified into earnings to recognize an other-than-temporary decline in fair value.
(h)	Income Taxes
          Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, unutilized tax loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.
          Effective January 1, 2007, the Company adopted the Financial Accounting Standard Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(i)	Foreign Currencies
          The functional currency of the Company and its Hong Kong domiciled subsidiaries is Hong Kong dollars. The functional currency of the subsidiaries in PRC is the Renminbi (“Rmb”). The Company has elected Renminbi as its reporting currency.
          Foreign currency transactions are translated into the functional currencies of the Company and its subsidiaries at the applicable exchange rates quoted by the People’s Bank of China (the “exchange rates”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates prevailing at the respective balance sheet dates. Exchange differences are included in the consolidated statement of operations.
          Assets and liabilities of the Company and its subsidiaries domiciled in Hong Kong have been translated at the rates of exchange ruling at the balance sheet and all income and expense items are translated at the average rates of exchange over the year. Exchange difference resulting from the translation have been recorded as a component of comprehensive losses.
          The translation of Renminbi amounts into US$ amounts as of and for the year December 31, 2008 are included solely for the convenience of readers in the United States of America and have been made at US$1.00 = Rmb6.8225, the noon buying rate from the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollar at that rate or at any other rate.
(j)	Loss Per Share
          Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the year. The company does not have dilutive potential common shares during fiscal 2006, 2007 and 2008. No diluted loss per share was presented for 2006, 2007 and 2008, as the conversion of the outstanding convertible notes issued by Wing On Travel (Holdings) Limited (a company incorporated in Bermuda, hereafter together with its subsidiaries collectively referred as “Wing On”) is antidilutive.
(k)	Use of Estimates
          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from those estimates. Significant estimates in these financial statements that are susceptible to change as more information becomes available are collectability of receivables, impairment of available-for-sale securities, valuation of derivative instruments and valuation allowances for deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(l)	Financial Instruments
          The Company recognizes all derivative instruments on the balance sheet at fair value with changes in fair values reported in the statement of operations.
          The Group’s financial instruments that are exposed to concentration of credit risk consist primarily of its cash and cash equivalents, advances to affiliates, notes receivable, amounts due from related parties and convertible note receivables. The Group has reviewed the credit worthiness and financial position of its related parties for credit risks associated with amounts due from them. These entities have good credit standing and the Group does not expect to incur significant losses for uncollected advances from these entities.
(m)	Comprehensive Losses
          Comprehensive losses represents changes in equity resulting from transactions and other events and circumstances from nonowner sources. Comprehensive losses consist of net loss and the foreign exchange differences arising from translation to reporting currency.
(n)	Recently Issued Accounting Pronouncements
          In December 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (Revised 2007), “Business Combination” (“SFAS No. 141R”). SFAS No. 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS No. 141R requires an acquirer to recognize any assets and non controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS No. 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS No. 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS No. 141. Under SFAS No. 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS No. 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS No. 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(n)	Recently Issued Accounting Pronouncements — continued
          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS No. 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS No. 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS No. 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
          In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS No. 157-2”), which defers the effective date of SFAS No. 157, “Fair Value Measurements” for all non-recurring fair value measurements of non-financial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Group is currently evaluating the impact of adoption of FSP SFAS No. 157-2, for non-recurring fair value measurements of non-financial assets and liabilities.
          In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). This statement establishes enhanced disclosures about the entity’s derivative and hedging activities. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Adoption of SFAS No. 161 will result in enhanced disclosure regarding the Company’s derivatives. The Company is evaluating the impact, if any, of the adoption of SFAS No. 161.
          In April 2008, the FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP SFAS No. 142-3”). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is evaluating the impact, if any, of the adoption of FSP SFAS No. 142-3. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(n)	Recently Issued Accounting Pronouncements — continued
          In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS No. 157-3”). FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides guidance on the key considerations in determining the fair value of a financial instrument when the market for these instruments is not active. The clarifying guidance provided in FSP SFAS No. 157-3 did not result in a change to Group’s financial position, results of operations and cash flows.
          At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue 08-6: “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group does not expect the adoption of EITF 08-6 to have a material impact on the Group’s consolidated financial statements.
          In November 2008, the FASB ratifies the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
          In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 will be effective for interim or annual period ending after June 15, 2009 and will be applied prospectively. The Company is evaluating the impact, if any, of the adoption of SFAS No. 165. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued
(n)	Recently Issued Accounting Pronouncements — continued
          In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”). SFAS No. 167 eliminates Interpretation No. 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation No. 46(R)’s provisions. SFAS No. 167 will be effective for annual reporting period that begins after November 15, 2009. The Company is evaluating the impact, if any, of the adoption of SFAS No. 167. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
          In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS No.168”). SFAS No.168 will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non- authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

3.	ACQUISITION
          In April 2008, China Enterprises Limited acquired 100% equity interest in Cosmos Regent Limited, Cyber Generation Limited and Whole Good Limited, companies engaged in securities investment, from HHL group. Pursuant to the terms of the acquisition agreements, total consideration was Rmb34,417 (US$5,045), and the amount was settled through current account with HHL. The primary assets acquired were the securities held and the acquisition has been accounted for an acquisition of assets.
          The following summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

	Rmb	US$

Assets acquired:
Accounts and other receivable	63	9
Amount due from related parties	23,518	3,447
Available-for-sale securities	51,102	7,490
Trading securities	68,645	10,062

Total	143,328	21,008

Liabilities assumed:
Amount due to related parties	32,498	4,763
Accounts and other payable	57,042	8,361
Tax payable	19,371	2,839

Total	108,911	15,963

Net assets acquired	34,417	5,045

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

4.	GAIN ON DISPOSAL OF SUBSIDIARIES
          In December 2007, the Company disposed of its entire equity interest in Manwide Holdings Limited (“Manwide”) and (expressed in English as Rosedale Luxury Hotel & Suites Limited, “Rosedale”). The combined net liabilities of Manwide and Rosedale at the date of disposal were as follows:

	Rmb	US$

Net liabilities disposed of:
Plant and equipment, net	186	27
Due from a related party	47,763	7,000
Cash and cash equivalents	12,431	1,822
Due to related parties	(79,229)	(11,613)
Accrued liabilities	(2)	—

	(18,851)	(2,764)
Gain on disposal	19,325	2,833

Total consideration	474	69

Satisfied by:
Consideration receivable	474	69

Cash and cash equivalents disposed of	(12,431)	(1,822)

5.	NOTES RECEIVABLE
          The notes, carrying interest at commercial rates, was unsecured and receivable from an unrelated party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES

	2007	2008	2008
	Rmb	Rmb	US$

Investments in equity method affiliates	357,771	393,216	57,635
Advances to equity method affiliates	7,735	7,735	1,134

Total	365,506	400,951	58,769
Less: Allowance for advances to equity method affiliate	(7,601)	(7,601)	(1,114)

	357,905	393,350	57,655

Equity ownership percentages for these affiliates are presented below:

	Place of
	incorporation/
Affiliate	registration	2007	2008

X One Holdings Limited (“X One”)	Hong Kong	33.33%	33.33%
HZ	PRC	26%	26%
Hangzhou:
          As of December 31, 2006 and 2007, the Company had a 26% equity interest in Hangzhou Zhongce Rubber Co., Limited (“HZ”, located in Hangzhou, Zhejiang Province, the PRC). HZ and its consolidated subsidiaries (the “PRC entities”) are engaged in the manufacture of rubber tires in the PRC.
Wing On:
          In April 2002, the Group subscribed for 4,800,000,000 new ordinary shares of HK$0.01 each (“Subscription Shares”) in Wing On, representing approximately 34.6% of the then outstanding share capital of Wing On, at an issue price of HK$0.027 per Subscription Shares.
          As a result of capital raising activities of Wing On during 2006, there was a net dilution of the percentage of Company’s equity ownership in Wing On from 27.74% to 20.36% and the loss totaling Rmb41,537 was recognized as a decrease in additional paid-in capital during the fiscal year 2006. From May 24 through June 6, 2006, the Company also purchased a total of 2,948,000 ordinary shares of Wing On for cash consideration of approximately Rmb2,227, resulting in excess over cost of approximately Rmb2,431 which was allocated to property, plant and equipment that are subject to depreciation and amortization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

6.	INVESTMENTS IN AND ADVANCES TO EQUITY METHOD AFFILIATES — continued
Wing On: — continued
          In June 2007, the Company converted a total of HK$158,000 (equivalent to approximately Rmb148,916) Convertible Notes (see note 7 for details) of Wing On into ordinary shares of HK$0.10 each of Wing On at conversion price of HK$0.79 per share and purchased a total of 15,000,000 ordinary shares of Wing On for cash consideration of approximately Rmb10,137, resulting in excess over cost of approximately Rmb106,356 which was allocated to property, plant and equipment that are subject to depreciation and amortization. As a result of capital raising activities of Wing On, there was a net dilution of the percentage of Company’s equity ownership in Wing On and the loss totaling Rmb25,837 was recognized as a decrease in additional paid-in capital during the fiscal year 2007.
          The Company also disposed 200,000,000 shares of Wing On with total proceeds of Rmb137,603 and resulting in a loss on disposal of Rmb68,991. Subsequent to these significant transactions, the interest of Wing On held by the Company was decreased from approximately 20.36% to 12.77% as at June 30, 2007, and was accounted for as trading securities of the Company thereafter.
          As of December 31, 2007 and 2008, advance to an affiliate was Rmb7,735 (US$1,134) which were interest free and the Group will not demand repayment within one year from the respective balance sheet dates and the amount is therefore considered as non-current.

7.	CONVERTIBLE NOTE RECEIVABLE
          On March 23, 2006, Wing On entered into a subscription agreement with the Company and other subscribers in relation to the subscription of 2% convertible exchangeable notes (the “Convertible Notes”) with an aggregate principal amount of HK$1,000,000. The Company and other subscribers agreed to subscribe for the Convertible Notes with principal amount of HK$300,000 and HK$700,000 by cash, respectively.
          The initial conversion price of the Convertible Notes is HK$0.79 per share, subject to anti-dilutive adjustments. In July 2008, the conversion price was reduced from HK$0.79 per share to HK$0.339 per share as a result of right issue of Wing On. Unless previously converted or lapsed or redeemed by Wing On, Wing On will redeem the Notes on the fifth anniversary from the date of issue of the Notes (the “Maturity Date”) at the redemption amount which is 110% of the principal amount of the Notes outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE — continued
          The Company shall have the right to convert, on any business day commencing from the 7th day after the date of issue of the Convertible Notes up to and including the date which is 7 days prior to the Maturity Date, the whole or any part (in an amount or integral multiple of HK$1,000) of the principal amount of the Convertible Notes into shares of Wing On at the then prevailing conversion price. Had the Convertible Notes been converted into new shares of Wing On in full as of December 31, 2007 and 2008, the equity ownership percentage on Wing On held by the Company would increase from 1.23% to 3.88% and 12.83% to 12.32%.
          Subject to certain restrictions which are intended to facilitate compliance of relevant rules and regulations, each noteholder shall have the right to exchange from time to time all or part (in the amount of HK$10,000 or integral multiples thereof) of 50% of the initial principal amount of its Convertible Notes for shares in the share capital of any company which is an affiliated company of Wing On as defined in the Rules Governing the Listing of Securities on the HKSE or subsidiary of Wing On that is to be listed on a stock exchange through an initial public offering at the price (the “Spin-off Shares”), subject to anti-dilutive adjustments, at which the Spin-off Shares are actually issued to the public at the time of the listing on that stock exchange. The decision on whether to list any of its affiliated company or subsidiary in the future is at the sole discretion of the directors of Wing On.
          The subscription of the Convertible Notes by the Company was completed on June 8, 2006 which was paid by its intermediate holding company, GDI, on behalf of the Company of Rmb205,049, with the remainder of Rmb104,071 being offset by an advance previously made to Wing On.
          The Company exercised certain of its conversion rights in principal amount of Rmb148,916 (see note 6 and Rmb74,458 in June 2007 and July 2007 respectively, under the terms of the Convertible Notes.
          In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended, the conversion option element of the Convertible Notes represents an embedded derivative instrument which must be accounted for separately from the Convertible Notes and, as such, to be measured at fair value when initially recorded and at subsequent reporting dates. The debt element of the Convertible Notes was also measured at fair value initially and subsequently at amortized cost with effective interest rate of 6.5%. The fair value of this conversion options were estimated using the Black-Scholes option pricing model at the date of its issuance and at each subsequent balance sheet date. The impact of changes in fair value of this conversion option, taking into account the portion of the conversion option exercised during fiscal 2006, 2007 and 2008, was loss of Rmb19,459, gain of Rmb19,248 and loss of Rmb4,244 (US$622) which have been recognized in the consolidated statement of operations for fiscals 2006, 2007 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

7.	CONVERTIBLE NOTE RECEIVABLE — continued
          The carrying value of current financial assets and current financial liabilities approximate their fair value due to the short-term maturity of these instruments. The fair value of convertible notes receivable as of December 31, 2008 was approximately Rmb46,939 (US$6,880). The assumptions adopted for the valuation of the Convertible note receivable as of December 31, 2008 under the Black-Scholes model are as follows:
(1)	Risk Free Interest Rate — 0.64% was used by reference to the yield of Hong Kong Exchange Fund Bills & Notes;

(2)	Volatility — 82.97% was estimated by the average annualized standard deviations of the continuously compounded rates of return on the Company’s share prices;

(3)	Dividend Yield — assumed to be 11.18% per annum.

(4)	Expected life — assumed to be 2.43 years.
Convertible note receivable consists of:

	2007	2008	2008
	Rmb	Rmb	US$

Debt element	50,271	49,553	7,263
Embedded derivative instrument	4,557	115	17

	54,828	49,668	7,280

8.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES
          On June 16, 2004, Manwide, a subsidiary, entered into a conditional sale and purchase agreement with Shanghai Jiu Sheng Investment Limited (“Jiu Sheng”), an unrelated property developer, for the acquisition of a parcel of land situated in Shanghai, the PRC (the “Land”) and the 24-storey building and carpark being constructed (the “Building”, hereinafter with the Land are collectively referred to as the “Xiang Zhang Garden”).
          The total consideration for the acquisition of Xiang Zhang Garden, on a completion basis, was Rmb450,000. A deposit of Rmb50,000 was paid by Manwide to Jiu Sheng on June 18, 2004 and recorded as deposit paid for acquisition of properties as of December 31, 2004.
          The remaining consideration of Rmb400,000 was to be settled by the assumption of bank loans of Rmb380,000 and cash consideration of Rmb20,000 upon the grant of bank loan and the transfer of the ownership of Xiang Zhang Garden to Manwide. The closing of the acquisition was subject to certain conditions precedent.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued
          According to the conditional sale and purchase agreement, prior to the completion of acquisition, Jiu Sheng should (i) obtain the certificate in respect of the land use rights of the Land and the ownership of the Building; (ii) obtain an approval from the relevant government authorities in Shanghai that the authorized usage of the properties be changed from office to both commercial and residential and that all relevant fees and charges arising from the sale of the Land payable to the relevant government authorities having been settled in full; (iii) agree with Manwide on the specification of installation, fixtures and furniture and other internal decoration of the properties; (iv) procure all the contractors engaged in the development/construction of the properties to enter into agreements with Manwide to bind these contractors with obligations to Manwide to rectify all defects of the properties which may arise after the completion of the development/ construction; and (v) procure the granting of a loan (“Loan”) to be granted by PRC banks to Manwide to finance the remaining consideration.
          Provided that if the conditions are not fulfilled on or before June 1, 2005, Manwide shall agree to a further extension of not less than 60 days without imposing any fine on Jiu Sheng. If the conditions are not fulfilled within the extended period, Manwide shall be entitled to terminate the agreement and Jiu Sheng shall refund the deposit to Manwide together with interests accrued during the period from the date of the agreement to the date of deposit is refunded and calculated on the relevant prevailing market interest rate.
          It is one of the conditions for completion of the acquisition that Jiu Sheng should obtain approval for the change of authorized usage of the properties from office to both commercial and residential. Should Jiu Sheng fail to obtain such approval within 150 days from the date of the agreement, Manwide is entitled to either (i) to proceed with the agreement in accordance with the existing terms and conditions; or (ii) to acquire the 1st to 7th floors and the 23rd floor of the properties together with the two levels underground carparks for a consideration of Rmb70,000.
          However, the conditions stated above for the change of use of Xiang Zhang Garden had not been fulfilled within the said period and accordingly, Jiu Sheng and the Group entered into another agreement dated February 3, 2005 pursuant to which, among other things, (i) the Group would pay, on behalf of Jiu Sheng, Rmb22,000 to the main contractor of Xiang Zhang Garden (the “Main Contractor”); and (ii) the amount paid by the Group in (i) would be deducted from the purchases consideration of Xiang Zhang Garden.
          Further, the Group had advanced an additional Rmb8,000 to Jiu Sheng pursuant to this additional agreement and the aggregate sum paid by the Group to Jiu Sheng amounted to Rmb58,000 as of December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

8.	DEPOSIT PAID FOR ACQUISITION OF PROPERTIES — continued
          In June 2005, the Group had commenced legal proceedings against Jiu Sheng, among other things, to demand Jiu Sheng to fulfill its obligations under the above two agreements and applied to a PRC court an injunction order on Xiang Zhang Garden to stop Xiang Zhang Garden from being transferred (the “Injunction Order(s)”). It had also come to the attention of the Group that one of the three secured creditors of Jiu Sheng and the Main Contractor had already applied to and being granted the Injunction Orders and they, together with the other two secured creditors, had priority over the Group on Xiang Zhang Garden.
          As a condition precedent to the application of the Injunction Order, an institution in the PRC provided a guarantee of Rmb402,000 to the PRC court on behalf of the Group.
          On June 22, 2006, the People’s High Court of Shanghai City ruled the case in favor of the Group and demanded Jiu Sheng to continue fulfilling its obligations under the agreement dated February 3, 2005 and to cooperate with the Group to effect the release of the Injunction Orders and settlement of the related liabilities with its creditors so as to proceed with the transfer of legal title of Xiang Zhang Garden to the Group. The judgment also, among other things, demanded Jiu Sheng to pay Rmb5,900 to the Group as compensation for the breach of the sale and purchase agreements.
          In August 2006, the Group has applied to the People’s High Court of Shanghai City for a court execution order to enforce the June 2006 judgment against Jiu Sheng. At the same time, Jiu Sheng has initiated various discussions with the Group and its legal counsel with a view to settle this out of court but there was no significant progress on the resolution of this matter then.
          In December 2007, the Company completed a transfer of certain of its assets and liabilities, including the deposit paid for acquisition of Xiang Zhang Garden, from its subsidiaries Manwide and Rosedale to another subsidiary of the Company before the completion of the disposition of Manwide and Rosedale to an independent third party.
          In March 2008, the Group has entered into an agreement with Jiu Sheng through Rosedale, to disclaim its rights in Xiang Zhang Garden for a compensation of Rmb75,000 which was received by Rosedale, in April 2008 and a gain of Rmb17,000 had been recognized in the consolidated statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

9.	DEPOSIT PAID FOR ACQUISITION OF AVAILABLE-FOR-SALE INVESTMENT
          On April 15, 2008, Wealth Faith, a subsidiary, entered into a Memorandum of Understanding (“MOU”) with a third party for the acquisition of equity ownership interest in Always Rich Resources Inc. (“Always Rich”), a unrelated investment holding company. Always Rich indirectly holds a property under developing and parcel of land situated in Guangzhou, the PRC.
          The total consideration for the acquisition of certain interest in Always Rich was Rmb150,000. A deposit of Rmb75,000 was paid to the third party vendor on April 24, 2008 and recorded as deposit paid for acquisition of available-for-sale investment as of December 31, 2008. As of the date of this report, no formal agreement has been entered into between Wealth Faith and the third party.

10.	INCOME TAXES
          The components of profit (loss) from continuing operations before income taxes and equity in earnings of equity method affiliates are as follows:

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$

The PRC	4,196	(24,297)	15,890	2,329
All other jurisdictions	(27,572)	(105,946)	(132,305)	(19,392)

	(23,376)	(130,243)	(116,415)	(17,063)

          Income taxes expense consists of:

	Year ended December 31,
	2006	2007	2008	2008
	Rmb	Rmb	Rmb	US$

Current	1,164	—	6,250	916
Deferred	—	19,324	(15,779)	(2,313)

	1,164	19,324	(9,529)	(1,397)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	INCOME TAXES — continued
Bermuda
          The Company was incorporated under the laws of Bermuda and, under current Bermuda law, is not subject to tax on income or on capital gains. The Company has received an undertaking from the Ministry of Finance of Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or to any of its operations or the shares, debentures or other obligations of the Company until March 28, 2016. This undertaking is not to be construed so as to (i) prevent the application of any such tax or duty on such person as an ordinary resident in Bermuda; or (ii) prevent the application of any tax payable in accordance with the provision of the Land Tax Act, 1967 or otherwise payable in relation to any land leased to the Company in Bermuda.
Hong Kong
          The Company and certain of its subsidiaries are operating in Hong Kong and their income taxes have been calculated by applying the current rate of taxation to the estimated taxable income earned in or derived from Hong Kong during the period, if applicable.
          In the 2008-09 Financial Budget delivered on February 27, 2008, the Financial Secretary of the Government of the Hong Kong Special Administrative Region proposed to lower the Hong Kong Profits Tax rate from 17.5% to 16.5% to be applied prospectively. The proposal was formally enacted on June 26, 2008
          The Company and certain of its subsidiaries operated in Hong Kong are taxed at 17.5% up to December 31, 2007 and at 16.5% beginning from January 1, 2008, on the assessable profits arising in or derived from Hong Kong.
PRC
          The Group’s PRC entities and subsidiaries are subject to income taxes calculated at tax rates (ranging from 16.5% to 33% up to December 31, 2007 and 15% to 25% beginning from January 1, 2008) on the taxable income.
          On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. The new tax rate will become effective in January 1, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	INCOME TAXES — continued
PRC — continued
          Deferred tax liability of Rmb19,324 and Rmb3,545 (US$519) as of December 31, 2007 and 2008 has been recognized on the undistributed earnings of the Company’s affiliate in the PRC. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arouse prior to January 1, 2008 would not attract withholding tax. Consequently, deferred tax liability of Rmb19,324 (US$2,832) has been written back for the year ended December 31, 2008.
          The Company adopted the provisions of FIN 48 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Company, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, there is no interest and penalties related to uncertain tax positions. The tax positions for the years 2001 to 2008 may be subject to examination by the PRC and Hong Kong tax authorities.
          The tax impact of temporary differences gives rise to the following deferred tax assets/liability:

	2007	2008	2008
	Rmb	Rmb	US$

Current deferred tax asset:
Tax losses	—	7,567	1,109
Valuation allowances	—	(7,567)	(1,109)

	—	—	—

Non-current deferred tax liability:
Withholding income tax on dividend	(19,324)	(3,545)	(519)

Movement in valuation allowance:

	2007	2008	2008
	Rmb	Rmb	US$

At the beginning of the year	—	—	—
Current year addition	—	7,567	1,109

At the end of the year	—	7,567	1,109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

10.	INCOME TAXES — continued
          The Group has total tax operating loss carry forwards of RmbNil and Rmb45,858 (US$6,722) as of December 31, 2007 and 2008, respectively. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized.
          The reconciliation of the effective income tax rate based on profit (loss) from operations before income taxes to the statutory income tax rates in Hong Kong is as follows:

	Year ended December 31,
	2006	2007	2008

Profit tax rate in Hong Kong	17.5%	17.5%	16.5%
Permanent differences relating to non-taxable income and non-deductible expenses	4.6%	4.2%	2.1%
Effect on withholding income tax on dividend	—	(218.3%)	19.5%
Change in valuation allowance	(6.5%)	—	(23.5%)
Tax rate difference between tax jurisdictions	(21.4%)	(21.7%)	(2.8%)

Effective tax rate	(5.8%)	(218.3%)	11.8%

11.	CAPITAL STOCK
Share Capital
          The Company was incorporated with an initial share capital of 1,200,000 Common Stock with a par value of US$0.01 each which was later reclassified to Supervoting Common Stock. On May 14, 1993, the authorized share capital of the Company was further increased from US$12 to US$700 by the creation of 50,000,000 shares of Common Stock of par value US$0.01 each and 18,800,000 shares of Supervoting Common Stock of par value US$0.01 each. As a result, the total number of authorized Supervoting Common Stock is 20,000,000 shares. 6,000,000 shares of Supervoting Common Stock (including the 1,200,000 Common Stock reclassified to Supervoting Common Stock) were issued to the then ultimate parent company of the Company as a consideration for the transfer of two PRC entities to the Company and on June 23, 1993, the Company redeemed 3,000,000 shares of its outstanding Supervoting Common Stock at their par value of US$0.01 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

11.	CAPITAL STOCK — continued
Share Capital — continued
          In September 2006, the Company converted the entire outstanding 3,000,000 shares of Supervoting Common Stock into the same number of Common Stock of par value of US$0.01 each pursuant to the bye-laws of the Company upon receipt of a written notification from the sole holder of Supervoting Common Stock. There was no outstanding Supervoting Common Stock as at December 31, 2007 and 2008.
Capital Stock
          Each share of Supervoting Common Stock is entitled to 10 votes whereas each share of Common Stock is entitled to one vote. The Common Stock is identical to the Supervoting Common Stock as to the payment of dividends. Except for the difference in voting rights described above, the Supervoting Common Stock and the Common Stock rank pari passu in all respects.

12.	FAIR VALUE MEASUREMENTS
          Effective from January 1, 2008, the Company adopted the SFAS 157, “Fair Value Measurements” for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability.
Fair Value Hierarchy
          SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:
          Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

12.	FAIR VALUE MEASUREMENTS — continued
Fair Value Hierarchy — continued
          Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
          Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
          The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Quoted prices
	In Active	Significant
	Market for	Other	Significant
	Identical	Observable	Unobservable	Balance as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
	Rmb	Rmb	Rmb	Rmb	US$

Current Asset:
Trading securities	51,078	—	—	51,078	7,487
Available-for-sale securities	33,992	—	—	33,992	4,982
Derivatives instruments	—	115	—	115	17

Total	85,070	115	—	85,185	12,486

          In addition, the Company has entered into a subscription agreement with Wing On in relation to the subscription of the Convertible Notes (see note 7). The fair value of conversion options were estimated using the Black-Scholes option pricing model and recorded as derivative instruments in the consolidated balance sheets. Since significant observable inputs such as risk free rates, volatility and dividend yield are used in valuation model and considered a level 2 item in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

13.	COMMITMENTS AND CONTINGENCIES
          As of December 31, 2007, the Company had outstanding capital commitments for acquisition of properties amounting to approximately Rmb402,000. As of December 31, 2008, the Company has outstanding capital commitments for acquisition of equity interest amounting to approximately Rmb75,000 (US$10,993).

14.	DISTRIBUTION OF PROFIT
(a)	Dividends
          Dividends from the PRC entities will be declared based on the profits as reported in their statutory financial statements. Such profits will be different from the amounts reported under U.S. GAAP. As of December 31, 2007 and 2008, the Company’s affiliates in the PRC had accumulated profits on a consolidated basis of Rmb743,213 and Rmb861,870 (US$126,328), respectively, as reported in their statutory financial statements.
          The Company did not propose or pay any dividends on the outstanding Common Stock for the years ended December 31, 2006, 2007 and 2008.
(b)	Profit appropriation
          In accordance with the relevant laws and regulations for Sino-foreign equity joint venture enterprises, the PRC entities are required to make appropriation of 5% of after tax profit as prepared in accordance with accounting principles generally accepted in the PRC to non- distributable reserve funds as determined by the Board of Director of the PRC entities. These reserves include a general reserve fund, an enterprise expansion fund, and a staff welfare and incentive bonus fund. The general reserve fund is used to offset future extraordinary losses. The PRC entities may, upon resolution passed by the shareholders, convert the general reserve fund into capital. The enterprises expansion fund is used for the expansion of the PRC entities’ operation and can be converted to capital subject to approval by the relevant authorities. In addition, certain of the PRC entities were granted special reserve fund by the government for specific projects carried out by the relevant PRC entities. All other reserve fund are included in retained earnings of the PRC entities but can only be used for specific purpose and are not distributable as cash dividend.
          Included in the accumulated deficit of the Company as of December 31, 2006, 2007 and 2008 was non-distributable reserves attributable of Rmb1,288, Rmb1,288 and Rmb1,288 (US$189), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

15.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS
          Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.
          Other than those disclosed elsewhere in the consolidated financial statements, the Company also had the following related party balances:
(a)	Due from/to Related Parties

	2007	2008	2008
	Rmb	Rmb	US$

Due from:
CSH and its subsidiaries	732	118	17
GDI and its subsidiaries (“GDI Group”)	2,294	2,162	317
HHL and its subsidiaries (except GDI Group)	26,823	31,747	4,654
Wing On and its subsidiaries	37,587	20,012	2,933

	67,436	54,039	7,921

Due to:
CSH and its subsidiaries	—	658	96
GDI and its subsidiaries	2,849	2,780	408
HHL and its subsidiaries (except GDI Group) (“HHL Group”)	—	118,170	17,321
ITC and its subsidiaries (except HHL Group and GDI Group)	1,157	1,660	243
Wing On and its subsidiaries (note 6)	—	1,627	239

	4,006	124,895	18,307

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

15.	RELATED PARTY BALANCES, TRANSACTIONS AND ARRANGEMENTS — continued
(a)	Due from/to Related Parties — continued
          As of December 31, 2007 and 2008, the amounts due from/to related parties were unsecured, non-interest bearing and had no fixed repayment terms except for Rmb12,941 and RmbNil due from a fellow subsidiary as of December 31, 2007 and 2008 carries interest at Hong Kong Prime rate plus 1%. Interest income from the fellow subsidiary for the year ended December 31, 2008 was Rmb190 (US$28) while it was not significant for the year ended December 31, 2007.
(b)	Management and Administrative Services Agreement
          Pursuant to a management and administrative services agreement between the Company and the former ultimate parent company in 1993 and renewed in 1997, 2000 and 2004, for a term of three years, the former ultimate parent company, CSH, will provide certain management services to the Company for an annual fee of Rmb120 (US$15). In addition, the Company has agreed to reimburse the former ultimate parent company for administrative services of approximately, rendered on behalf of the Company on a cost plus 5% basis. The agreement was terminated upon the group reorganization in May 2006 when CSH ceased to be the ultimate parent company of the Group. Payment of annual fee for the years ended December 31, 2006, 2007 and 2008 were Rmb120, RmbNil and RmbNil, respectively.

16.	STAFF RETIREMENT PLANS
          All of the Chinese employees of the PRC entities and Rosedale are entitled to an annual pension on retirement, which is equal to their ending basic salaries at their retirement dates. The Chinese government is responsible for the pension liabilities to these retired employees. The PRC entities and Rosedale are only required to make specified contributions to the state-sponsored retirement plan calculated at rates ranging from 14% to 20% of average monthly salaries for the years ended December 31, 2006, 2007 and 2008. The expense reported in the consolidated statements of operations related to these arrangements was Rmb24, Rmb20 and Rmb20 (US$3) for the years ended December 31, 2006, 2007 and 2008, respectively.

17.	PLEDGE OF ASSETS
          As of December 31, 2007 and 2008, trading and available-for-sale securities amounting to Rmb12,393 and Rmb82,187 (US$12,046) are collateralized to secure the securities trading margin facilities of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

(Amounts in thousands, except number of shares, per share data and unless otherwise stated)

18.	SUBSEQUENT EVENTS
          In addition to those disclosed elsewhere in the consolidated financial statements, the Group had the following subsequent events:
          In April 2009, X One was dissolved by striking off pursuant to Section 291 of the Hong Kong Companies Ordinance.
          In July 2009, Wing On made a repurchase offer to all Convertible Notes holders to repurchase the Convertible Notes at their full value by issuing its share at HK$0.035 per share (the “Repurchase Offer I”). Wing On has to fulfill several conditions before the completion of the offer as stated in the Repurchase Offer I agreement. As of November 11, 2009, the Board of Directors of Wing On determined Wing On could not fulfil certain of the conditions and the Repurchase Offer I lapsed automatically.
          In December 2009, Wing On made another repurchase offer to all Convertible Notes holders to repurchase the Convertible Notes at a price equal to 80% of the outstanding principal amount of the Convertible Notes (the “Repurchase Offer II”). The Repurchase Offer II is conditional upon fulfilment of several conditions. The Group accepted the Repurchase Offer II in full. As at the date of the report, the Repurchase Offer II has not been completed. The Group is currently evaluating the impact of the Repurchase Offer II.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
CHINA ENTERPRISES LIMITED
682071
FOLD AND DETACH HERE
Please mark your votes as indicated in this example X
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 3.
1. Elect the directors and authorize the Board of Directors to determine the directors’ remuneration.
Nominees:
01 Allan Yap 02 Chan Ling, Eva 03 Lien Kait Long 04 Dorothy Law 05 Richard Whittall 06 David E. Bussmann
FOR all nominees listed below and to authorize the Board of Directors to determine the directors’ remuneration.
WITHHOLD AUTHORITY to vote for all nominees listed below and to authorize the Board of Directors to determine the directors’ remuneration.
*EXCEPTIONS
FOR AGAINST ABSTAIN
2. To approve the report of independent registered public accounting firm and the Company’s audited financial statements for the year ended December 31, 2008.
3. To appoint Deloitte Touche Tohmatsu as the independent registered public accounting firm of the Company for a term expiring at the 2010 Annual General Meeting and to authorize the Board of Directors to fix its remuneration.
(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box above and write that nominee’s name in the space provided below.)
*Exceptions
Mark Here for Address Change or Comments SEE REVERSE
Signature Signature Date
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

You can now access your China Enterprises Limited account online.
Access your China Enterprises Limited account online via Investor ServiceDirect® (ISD).
BNY Mellon Shareowner Services, the transfer agent for China Enterprises Limited, now makes it easy and convenient to get current information on your shareholder account.
· View account status • View payment history for dividends • View certificate history • Make address changes • View book-entry information • Obtain a duplicate 1099 tax form
Visit us on the web at http://www.bnymellon.com/shareowner/isd
For Technical Assistance Call 18779787778 between 9am-7pm
Monday-Friday Eastern Time
Investor ServiceDirect®
Available 24 hours per day, 7 days per week
TOLL FREE NUMBER: 18003701163
Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.
FOLD AND DETACH HERE
CHINA ENTERPRISES LIMITED
P R O XY
This proxy is solicited on behalf of the Board of Directors
This proxy must be received on or prior to March 28, 2010 10:00 a.m. (Hong Kong time) for action to be taken
CHINA ENTERPRISES LIMITED, COMMON STOCK — PROXY
Annual General Meeting of Shareholders — March 31, 2010
The undersigned, who is a holder of Common Stock of China Enterprises Limited, a corporation organized under the laws of Bermuda with limited liability, has received a copy of the Notice of Annual General Meeting which has been called to be held on March 31, 2010 (and at any adjournment thereof) and hereby directs the Board of Directors of China Enterprises Limited to vote as indicated on the reverse side of this card.
Please indicate on the reverse side of this card how your shares are to be voted. Unless you otherwise indicate, this proxy will be voted “FOR” proposals 1 through 3.
Address Change/Comments (Mark the corresponding box on the reverse side)
BNY MELLON SHAREOWNER SERVICES P.O. BOX 3550 SOUTH HACKENSACK, NJ 076069250 (Continued and to be marked, dated and signed, on the other side)
68207

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 22, 2010

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name: Yap, Allan
Title: Chairman